Saipem

Eni GROUP

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52
Tel. centra

Società pe
Sede Legal
Via Martiri c
Capitale Sc
Registro del
Partita IVA: 125790157
R.E.A. Milano

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.


05010227

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


SUPPL
SEC MAIL PROCESSING
RECEIVED
AUG - 3 2005
WASH. D.C. 199 SECTION

Rif./Prot. SEGR/ 219
San Donato M.se, August 1, 2005

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 26th July 2005
- Saipem Press Release dated 27th July 2005
- Financial Report at 31st December 2004
- First quarter report at 31st March 2005


THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,



Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)


UKAS
QUALITY MANAGEMENT
ISO9001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of June 2005, July 2005

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem


Eni
GROUP

Press Release

Saipem wins new US$ 600 million offshore contract in Brazil

The Eni Group subsidiary will provide an FPSO vessel for the Golfinho field development. The contract was awarded by Petrobras.

San Donato Milanese (Milan), 26 July 2005 - Saipem has signed a preliminary agreement with the Brazilian Company Petrobras for the provision and management of an FPSO (Floating Production Storage and Offloading)[1] vessel for the development of the Golfinho field Module 2, located in 1,400 meters of water in the Espirito Santo basin, offshore Brazil.

The contract, which has a total value of approximately US$ 600 million[2], is for nine years plus three one-year extension options.

Saipem will convert an oil tanker into an FPSO vessel with a storage capacity of 1,600,000 barrels and an oil production capacity of 100,000 barrels of oil per day. The FPSO will be delivered in early 2007, when the first oil is expected. 7% of the construction phase investments and 85% of the operational phase investments will be made in Brazil.

Golfinho Module 2 FPSO is the first contract won by Saipem on a standalone basis in the high growth leased FPSO market.

[1] *Floating production, storage and offloading*: floating production system with storage and oil loading plant.
[2] Amount related to the non-discounted value of revenues associated to the firm contract period

Saipem


Eni
G R O U P

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Press Room:
Luciana Santaroni, Manager
Domenico Negrini
Tel. 02.52031875 – 06.59822398
luciana.santaroni@eni.it
domenico.negrini@eni.it;

Internet page: www.eni.it

Saipem

82.4776


Eni
GROUP

PRESS RELEASE

Saipem: Board of Directors approves second quarter report at 30 June 2005

- **Revenues:** 1,165 million euros (1,006 million in the second quarter 2004).
- **Operating Income:** 82 million euros (77 million in the second quarter 2004).
- **Net Income:** 55 million euros (53 million in the second quarter 2004).
- **Cash flow** (net income plus depreciation and amortisation): 97 million euros (101 million in the second quarter 2004).

  Both the net income and the cash flow include the negative effect of the introduction of IAS 39, which amounted to 6 million euros as of 1st January 2005.

San Donato Milanese, 27 July 2005. Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group consolidated second quarter report at 30th June 2005, which has been prepared in compliance with the new International Financial Reporting Standards (IFRS)[1] and is not subject to audit. To enable comparison with the corresponding period of 2004, relating figures have been appropriately adjusted, except for the effects associated with the evaluation and recognition of financial instruments, such as derivatives and hedging contracts, since Saipem has opted to introduce IAS 32 and IAS 39 as of 1st January 2005.

PricewaterhouseCoopers' auditors have substantially completed their review of the adjustments to the 2004 financial statements (which had been developed in accordance with traditional accounting principles), so as to render them in compliance with the new accounting standards, without noting other adjustment than those already disclosed in the first quarter report. Their opinion on the above mentioned review, will feature in the full second quarter report.


Eni
GROUP

Second Quarter

Revenues totalled 1,165 million euros (1,006 million in the second quarter 2004).

Operating Income amounted to 82 million euros (77 million in the second quarter 2004).

The application of IAS 39 resulted in additional financial charges for 7 million euros; the negative effect, net of tax effect, on net income and cash flow was 6 million euros.

Net Income amounted to 55 million euros (53 million in the second quarter 2004).

Cash flow (net income plus depreciation and amortisation) amounted to 97 million euros (101 million in the second quarter 2004).

First Half

Revenues totalled 2,119 million euros (1,911 million in the first half 2004).

Operating Income amounted to 154 million euros (148 million in the first half 2004).

Net Income amounted to 108 million euros (103 million in the first half 2004).

Cash flow (net income plus depreciation and amortisation) amounted to 202 million euros (202 million in the first half 2004).

Both the net income and the cash flow include the negative effect of the introduction of IAS 39, which amounted to 6 million euros.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first half 2005 amounted to 137 million euros (87 million in the same period 2004) and consisted mainly of the following: maintenance and upgrading of existing asset base (66 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (41 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (14 million euros); the purchase of a tanker which

Saipem



after conversion is due to operate on Petrobras' Golfinho 2 field in Brasil from late 2006 (16 million euros).

Net financial debt at 30th June 2005 amounted to 942 million euros, an increase of 68 million euros versus 31st December 2004; during the first half of the year, the Company has distributed dividends of 65 million euros and bought back treasury shares for 18 million euros, to be utilized for the existing incentive plans.

New contracts and backlog

In the first half 2005, Saipem was awarded new contracts totalling 2,242 million euros (1,934 million euros in the same period 2004), of which 1,644 million euros were in the Offshore sectors (Construction and Drilling).

At end of June 2005, the backlog stood at 5,429 million euros (5,306 million euros at 31st December 2004).

As announced on July 26, 2005, Saipem has signed a preliminary agreement with Petrobras for a contract with a nominal value of approximately 600 million US dollars, for the provision and management of an FPSO unit due to operate for the development of the Golfinho 2 field off the coast of Brazil.

---

(1) *With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in the Second Quarter report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 – Interim Financial Statements have not been applied.*

Saipem


Eni
GROUP

Management expectations for 2005

The positive overall trend of the market and Saipem's credibility and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts so as to maintain the high backlog level.

The company's financial results are affected by Saipem's substantial euro denominated structural costs, whilst the currency of its reference market is the US Dollar.

The impact of the euro/dollar exchange rate variations is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2005 therefore, Saipem will carry out contracts that were won (and hedged) when the euro was particularly strong.

Conversely, volumes are expected to grow and prices may be adjusted, albeit gradually, in line with the variations in the euro/US Dollar exchange rate in those business sectors and those areas where US competition is weakest. This, at present, confirms expectations that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Capital expenditure for 2005 is estimated at approximately 350 million euros, and will cover maintenance and upgrading of existing asset base, investments in new equipment for specific projects, capex to strengthen the operating bases/yards in Kazakhstan, Nigeria and Angola, and the start of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazil.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.


Eni
GROUP

Financial flows

The increase in net financial debt of 68 million euros versus 31st December 2004 was due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets amounting to 141 million euros;
- distribution of dividends of 65 million euros;
- increase in net current assets of 34 million euros;
- buy-back of treasury shares for 18 euros million;
- variations in monetary components of 9 million euros;
- effect of exchange rate fluctuations of 4 million euros.

Inflows

- cash flow (net income plus depreciation and amortisation) of 202 million euros;
- increase in employee termination benefits of 1 million euros.

Additional information

Stock Options

Today, the Board of Directors of Saipem S.p.A. approved the allocation of no. 980,500 stock options at the price of 11.881 euros per share (i.e. the higher of the official price average recorded on the Telematic Stock Exchange over the month preceding the date of stock option allocation, and the average cost of treasury shares held by the company on the day preceding the aforementioned date of stock option allocation). Stock will be allocated to Saipem Group executive managers directly responsible for Group results or holding strategic positions (56 persons).

Options assigned today can be exercised after three years from today's date and no later than 27th July 2013 for assignees resident in Italy; assignees resident in France, in compliance with current local regulations, will be able to exercise the stock after four years from date of allocation and no later than 27th July 2012.

Shares for allocation to the Stock Option Scheme will be purchased on the open market, as per Ordinary Shareholders' Meeting resolution of 29th April 2005.

Saipem


Eni
GROUP

Introduction of new International Financial Reporting Standards (IFRS)

The tables below detail the following reconciliations:

Balance Sheet - net equity based on previously used accounting principles, and that calculated in compliance with the new IFRS both at 31st December 2003 and 2004;

Income Statement - net income for the first half 2004, showing the effects of IFRS application.

(million euros)

Balance Sheet	31st December 2003			31st December 2004		
	Previously used accounting principles	Effects of IFRS introduction	IFRS	Previously used accounting principles	Effects of IFRS introduction	IFRS
Net tangible fixed assets	1,694	26	1,720	1,688	24	1,712
Net intangible fixed assets	851	(23)	828	805	30	835
Financial investments	26	–	26	17	–	17
Non-current assets	**2,571**	**3**	**2,574**	**2,510**	**54**	**2,564**
Working capital, net	(79)	(1)	(80)	5	(2)	3
Provisions for contingencies	(117)	4	(113)	(118)	(5)	(123)
Net current assets	**(196)**	**3**	**(193)**	**(113)**	**(7)**	**(120)**
Employee termination benefits	(31)	–	(31)	(34)	1	(33)
Minority interest in net equity	(23)	–	(23)	(9)	–	(9)
Net debt	(953)	–	(953)	(866)	–	(866)
Net equity	**1,368**	**6**	**1,374**	**1,488**	**48**	**1,536**

Main effects in detail (million euros):	31st December 2003	31st December 2004
Net equity pre IFRS	**1,368**	**1,488**
- Capitalisation of cyclical maintenance	42	26
- Impairment of Moss Maritime's Goodwill	(22)	(22)
- Write-off of Research and Development costs previously capitalised	(1)	(1)
- Write-off of Goodwill amortisation	–	53
- Employees' benefit plans	(13)	(8)
Total IFRS adjustments:	**6**	**48**
Net equity in compliance with IFRS	**1,374**	**1,536**

Saipem



Introduction of new International Financial Reporting Standards (IFRS) continued

(million euros)

Income Statement	First Half 2004		
	Previously used accounting principles	Effects of IFRS introduction	IFRS
Revenues	1,911	–	1911
Operating costs	(1,664)	–	(1,664)
Gross Operating Income	**247**	–	**247**
Depreciation and amortisation	(120)	21	(99)
Operating Income	**127**	**21**	**148**
Financial expenses	(15)	–	(15)
Income before income taxes	**112**	**21**	**133**
Income taxes	(28)	–	(28)
Minority Interest	(2)	–	(2)
Net Income	**82**	**21**	**103**

Main effects in detail (million euros):	First half 2004
Net income pre IFRS	**82**
- Capitalisation of cyclical maintenance	(5)
- Write-off of Goodwill amortisation	26
Total IFRS adjustments:	**21**
Net income in compliance with IFRS	**103**

Saipem


Eni
GROUP

Introduction of the IAS 32 and IAS 39 principles

With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and without restating the values stated for comparison purposes.

The introduction of the two aforementioned principles has therefore modified the balance sheet at 1st January 2005 as follows:

(million euros)

	IFRS 31st December 2004	Effect of the IAS 32/39 introduction	IFRS 1st January 2005	IFRS 30th June 2005
Net tangible fixed assets	1,712		1,712	1,788
Net intangible fixed assets	835		835	835
Financial investments	17		17	28
Non-current assets	**2,564**		**2,564**	**2,651**
Working capital, net	3	67	70	(14)
Provisions for contingencies	(123)		(123)	(131)
Net current assets	**(120)**		**(53)**	**(145)**
Employee termination benefits	(33)		(33)	(34)
Minority interest in net equity	(9)		(9)	(11)
Net debt	(866)	(8)	(874)	(942)
Net equity	**1,536**	**59**	**1,595**	**1,519**

The nature of adjustments that affected net equity at 1st January and 30th June 2005 are as follows (million euros):

	1st January 2005	30th June 2005
- Treasury shares reclassified against Net Equity;	(22)	(40)
- Effects associated with the evaluation at fair value of foreign currency hedging contracts;	89	(57)
- Effects associated with the evaluation at fair value of interest rate hedging contracts.	(8)	(11)
Total adjustments as per IAS 32 and 39:	**59**	**(108)**

The application of IAS 39 resulted in additional financial charges, for the six month period ended June 30, 2005, for 7 million euros consisting of: valuation at fair value of the forward component of foreign currency hedging contracts (4 million euros) and valuation at fair value of interest rate hedging contracts (3 million euros).


Eni
GROUP

Analysis by business sector

Offshore Construction:

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	606	686	1,175	1,257
Operating expenses, net of cost of materials	(428)	(427)	(868)	(834)
Cost of materials	(99)	(172)	(154)	(255)
Depreciation and amortisation	(23)	(20)	(47)	(44)
Contribution from operations (*)	56	67	106	124
New orders awarded	577	879	1,122	1,505

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 3,551 million euros, of which 1,228 million are to be realised in the second half 2005.

- Revenues for the first half 2005 amounted to 1,257 million euros, a 7% increase versus the same period 2004. The areas that recorded the highest levels of activity were West and North Africa.

- Contribution from operations in the first half 2005 amounted to 124 million euros, equal to 9.9% of revenues, versus 106 million euros, equal to 9% of revenues in the same period 2004. The increase in margin with respect to the previous year is due to improved efficiency particularly related to a number of projects that are in their final stage of completion.

- The most significant orders awarded in the second quarter 2005 include:
  - on behalf of Total Upstream Nigeria, the EPIC contract AKPO in Nigeria, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, in addition to the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
  - on behalf of Statoil, the Tampen Link project in Norway, comprising the laying of a pipeline linking the Statfjord B platform to an existing pipeline.


Eni
GROUP

Onshore Construction:

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	157	186	278	332
Operating expenses, net of cost of materials	(111)	(131)	(185)	(227)
Cost of materials	(26)	(37)	(55)	(68)
Depreciation and amortisation	(4)	(4)	(10)	(11)
Contribution from operations (*)	16	14	28	26
New orders awarded	72	50	319	144

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 575 million euros, of which 319 million are to be realised in the second half 2005.

- Revenues in the first half 2005 amounted to 332 million euros, a 19.4% increase, versus the same period 2004, due to higher levels of activity on the Sakhalin project in Russia and the full-scale operations of projects in Nigeria.
- Contribution from operations, in the first half 2005, amounted to 26 million euros, versus 28 million euros in the same period 2004, with margins declining from 10.1% to 7.8%. This fall in profitability is partially attributed to increased cost of sales commercial costs in the period.

Saipem


Eni
GROUP

Liquefied Natural Gas (L.N.G.):

	Second quarter		First half	(million euros)
	2004	2005	2004	2005
Revenues	52	75	93	133
Operating expenses	(46)	(71)	(77)	(123)
Depreciation and amortisation	–	(1)	(1)	(2)
Contribution from operations (*)	6	3	15	8
New orders awarded	210	92	213	183

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 497 million euros, of which 180 million are to be realised in second half 2005.

- Operations carried out mainly in China, Morocco and Belgium allowed revenues to grow to 133 million euros in the first half 2005, a 43% increase versus the same period the previous year.

- In the first half 2005, contribution from operations amounted to 8 million euros, or 6% of revenues (first half 2004: 15 million euros, or 16.1% of revenues). This contraction in margin is mainly attributed to the significant increase in cost for materials on projects nearing completion.

- A significant order in the second quarter 2005 is the Costa Azul project in Mexico on behalf of BVT LNG, comprising the construction of infrastructure for the mooring and dry-docking of tankers. The contract was awarded to a consortium formed by Saipem and the Mexican company Gutsa.


Eni
GROUP

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	60	88	123	151
Operating expenses	(55)	(81)	(112)	(139)
Depreciation and amortisation	(1)	–	(2)	(1)
Contribution from operations (*)	4	7	9	11
New orders awarded	124	127	194	189

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 101 million euros, of which 43 million are to be realised in the second half 2005.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first half 2005 to total 151 million euros, a 28 million euro increase versus the same period 2004.
- Contribution from operations, in the first half 2005, amounted to 11 million euros, versus 9 million euros in the same period 2004, with profitability unchanged at 7.3% of revenues.
- The most important contract awarded in the second quarter 2005 is a three-year contract with an option of a further two years, for the maintenance of offshore platforms as well as onshore facilities in Congo, on behalf of Eni Congo S.A..


Eni
GROUP

Offshore Drilling:

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	76	71	140	140
Operating expenses	(51)	(48)	(87)	(88)
Depreciation and amortisation	(11)	(10)	(22)	(22)
Contribution from operations (*)	14	13	31	30
New orders awarded	8	5	40	139

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 316 million euros, of which 105 million are to be realised in second half 2005.

- Revenues for the first half 2005 are in line with those recorded in the same period 2004.

- Contribution from operations in the first half 2005 fell by 1 million euros when compared to the same period 2004, with profitability going from 22.1% to 21.4% of revenues. This downturn is due mainly to the US Dollar devaluation and reduced utilisation of the drillship Saipem 10000.

- Vessel utilisation was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	69	**a**
Semi-submersible platform Scarabeo 5	181	
Semi-submersible platform Scarabeo 6	181	
Semi-submersible platform Scarabeo 7	181	
Drillship Saipem 10000	164	**a**
Jack-up Perro Negro 2	164	**b**
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	–	**a**

a = for the remaining days (to 181), the vessel underwent upgrading works in readiness for a new contract.
b = for the remaining days (to 181), the vessel underwent class reinstatement works


Eni
GROUP

Onshore Drilling:

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	39	52	78	93
Operating expenses	(30)	(41)	(59)	(72)
Depreciation and amortisation	(4)	(4)	(9)	(8)
Contribution from operations (*)	5	7	10	13
New orders awarded	9	30	37	79

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 282 million euros of which 79 million are to be realised in second half 2005 and includes the five-year contract on behalf of Agip KCO to be carried out using two client-owned rigs on D Block of the Kashagan field in Kazakhstan.

- Revenues for the first half 2005 show a 19.2% growth versus those of the same period 2004, mainly attributed to increased activities in South America.

- Contribution from operations in the first half 2005 increased by 3 million euros versus the same period last year, with a margin on revenues rising from 12.8% to 14%. This recovery in profitability is due to improved operating efficiency mainly in Saudi Arabia.

- Average utilisation of rigs stood at 91% (76% in the first quarter 2004); rigs were located as follows: 12 in Peru, 8 in Saudi Arabia, 8 in Venezuela, 2 in Italy, 4 in Algeria, 1 in Egypt, 2 in Kazakhstan and 1 in Georgia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

- The most significant orders awarded in the second quarter 2005 include:
  - on behalf of Eni E&P, the one-year lease of two rigs in Italy;
  - on behalf of Emir Oil, the two-month extension of the lease for a rig in Kazakhstan.


Eni
G R O U P

Leased FPSO:

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	16	7	24	13
Operating expenses	(8)	(4)	(12)	(7)
Depreciation and amortisation	(3)	(2)	(5)	(4)
Contribution from operations (*)	5	1	7	2
New orders awarded	9	2	9	3

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2005 amounted to 107 million euros, of which 9 million are to be realised in second half 2005.

- In the first half 2005, revenues decreased by 11 million euros versus the same period 2004. This fall in volumes and the five million euro reduction in contribution from operations when compared to the first half 2004, are mainly due to the execution of the Prestige project was in full operation during 2004.
- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation during both periods of 2005 and 2004.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

Saipem



RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2004(*)		30th June 2005	
Net tangible fixed assets		1,712		1,788
Net intangible fixed assets		835		835
		2,547		2,623
- Offshore Construction	1,172		1,199	
- Onshore Construction	245		243	
- LNG	169		175	
- MMO	83		84	
- Offshore Drilling	705		732	
- Onshore Drilling	80		82	
- Leased FPSO	65		81	
- Other	28		27	
Financial investments		17		28
Non-current assets		**2,564**		**2,651**
Working capital	70		(14)	
Provision for contingencies	(123)		(131)	
Net current assets		**(53)**		**(145)**
Employee termination benefits		**(33)**		**(34)**
CAPITAL EMPLOYED		**2,478**		**2,472**
Net equity		**1,595**		**1,519**
Minority interest in net equity		**9**		**11**
Net debt		**874**		**942**
COVER		**2,478**		**2,472**
SHARES ISSUED AND OUTSTANDING		**441,177,500**		**441,181,100**

(*) Figures have been adjusted following the introduction of IAS 32 and IAS 39 from 1st January 2005.

Saipem

82.4776


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Operating revenues	1,006	1,165	1,911	2,119
Other revenues and income	4	2	5	3
Purchases, services and other costs	(708)	(837	(1,317)	(1,493)
Payroll and related costs	(177)	(206)	(352)	(381)
GROSS OPERATING INCOME	**125**	**124**	**247**	**248**
Amortisation, depreciation and write-downs	(48)	(42)	(99)	(94)
OPERATING INCOME	**77**	**82**	**148**	**154**
Financial expenses	(11)	(*) (16)	(22)	(*) (26)
Income from investments	3	7	7	12
INCOME BEFORE INCOME TAXES	**69**	**73**	**133**	**140**
Income taxes	(15)	(16)	(28)	(30)
NET INCOME BEFORE MINORITY INTEREST	**54**	**57**	**105**	**110**
Minority interest	(1)	(2)	(2)	(2)
NET INCOME	**53**	(**)**55**	**103**	(**)**108**
CASH FLOW (Net income + Depreciation and amortisation)	**101**	(**)**97**	**202**	(**)**202**

(*) Includes 7 million euros resulting from the application of IAS 39.

(**) Include the negative effect of the introduction of IAS 39, net of taxation, which amounted to 6 million euros.

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Operating revenues	1,006	1,165	1,911	2,119
Production costs	(859)	(1,026)	(1,629)	(1,850)
Idle costs	(20)	(8)	(39)	(19)
Selling expenses	(21)	(18)	(36)	(34)
Research and development costs	(1)	(2)	(3)	(3)
Other operating income, net	1	1	2	1
CONTRIBUTION FROM OPERATIONS	**106**	**112**	**206**	**214**
General and administrative expenses	(29)	(30)	(58)	(60)
OPERATING INCOME	**77**	**82**	**148**	**154**
Financial expenses	(11)	(*) (16)	(22)	(*) (26)
Income from investments	3	7	7	12
INCOME BEFORE INCOME TAXES	**69**	**73**	**133**	**140**
Income taxes	(15)	(16)	(28)	(30)
NET INCOME BEFORE MINORITY INTEREST	**54**	**57**	**105**	**110**
Minority interest	(1)	(2)	(2)	(2)
NET INCOME	**53**	(**) **55**	**103**	(**) **108**
CASH FLOW (Net income + Depreciation and amortisation)	**101**	(**) **97**	**202**	(**) **202**

(*) Includes 7 million euros resulting from the application of IAS 39.

(**) Include the negative effect of the introduction of IAS 39, net of taxation, which amounted to 6 million euros.

Saipem


Eni
GROUP

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Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr. Giulio Bozzini
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it